Company Contact:
Earl L. Yager
President and CEO
www.CHADtherapeutics.com
FOR IMMEDIATE RELEASE
21622 Plummer Street
Chatsworth, CA 91311
Toll Free: 800.423.8870
Phone: 818.882.0883
Main Fax: 818.882.1809
Investor Contact:
Neil Berkman Associates
(310) 826-5051
info@BerkmanAssociates.com

CHAD Therapeutics Reports Third Quarter Results
CHATSWORTH, California, February 14, 2008 . . . CHAD Therapeutics, Inc. (ASE:CTU) today announced operating results for the third quarter and first nine months of fiscal 2008.
“As previously announced, CHAD has decided to exit the oxygen business in order to focus exclusively on the proprietary medical devices we are developing for the diagnosis and treatment of sleep disorders such as obstructive sleep apnea. In this connection, we are scheduled to close the sale of the assets related to CHAD’s oxygen conserving business to Inovo, Inc. on February 15, 2008 for approximately $5.25 million in cash. In addition, we hope soon to sell our trans-filling assets,” said President and CEO Earl Yager.
Third Quarter Results
For the three months ended December 31, 2007, net sales decreased to $2,929,000 compared to $4,307,000 for the third quarter of fiscal 2007. The net loss for the third quarter of fiscal 2008 was $868,000, or $0.09 per basic and diluted share. This compares to a net loss for the third quarter of fiscal 2007 of $435,000, or $0.04 per basic and diluted share.
Nine Month Results
For the nine months ended December 31, 2007, net sales decreased to $10,108,000 compared to $14,766,000 for the first nine months of fiscal 2007. The net loss for this year’s first nine months was $3,511,000, or $0.34 per basic and diluted share. This compares to a net loss for the first nine months of fiscal 2007 of $858,000, or $0.08 per basic and diluted share.
About CHAD Therapeutics
CHAD Therapeutics, Inc. develops, manufactures and markets respiratory care devices designed to improve the efficiency of oxygen delivery systems for home health care and hospital treatment of patients suffering from pulmonary diseases. For more information, visit www.CHADtherapeutics.com.
Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The foregoing statements regarding prospects for future earnings and revenues, future sales trends and the introduction of products under development are forward-looking statements that involve certain risks and uncertainties. A number of important factors could cause actual results to differ materially from those contemplated by such forward-looking statements. These include the loss of one or more major customers, increased competition, the introduction of new products with perceived competitive advantages over the Company’s products, changes or proposed changes in health care reimbursement which affect home care providers and CHAD’s ability to anticipate and respond to technological and economic changes in the home oxygen market. Moreover, the success of the Company’s products and products under development will depend on their efficacy, reliability and the health care community’s perception of the products’ capabilities and benefits, the degree of acceptance the products achieve among homecare providers and, with respect to products under development, obtaining timely regulatory approval. Additional factors that could cause actual results to differ materially from those contemplated in this press release can be found in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission under the caption “Outlook: Issues and Risks.”
(tables attached)
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CHAD, OXYMATIC, OXYMIZER, OXYLITE, and TOTAL O2 are Registered Trademarks of Chad Therapeutics, Inc.
ISO 13485 Certified Company
WWW.CHADTHERAPEUTICS.COM

CHAD THERAPEUTICS, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2007	2006	2007	2006
Net sales	$2,929,000	$4,307,000	$10,108,000	$14,766,000
Cost of sales	1,770,000	3,248,000	7,555,000	10,276,000

Gross profit	1,159,000	1,059,000	2,553,000	4,490,000

Costs and expenses:
Selling, general and administrative	1,537,000	1,421,000	4,494,000	4,805,000
Research and development	359,000	396,000	1,212,000	1,053,000

Total costs and expenses	1,896,000	1,817,000	5,706,000	5,858,000

Operating (loss)	(737,000)	(758,000)	(3,153,000)	(1,368,000)

Other income (expense), net	(131,000)	18,000	(354,000)	57,000

Loss before income taxes	(868,000)	(740,000)	(3,507,000)	(1,311,000)

Income tax expense (benefit)	—	(305,000)	4,000	(453,000)

Net loss	$(868,000)	$(435,000)	$(3,511,000)	$(858,000)

Loss per share:
Basic	$(0.09)	$(0.04)	$(0.34)	$(0.08)
Diluted	$(0.09)	$(0.04)	$(0.34)	$(0.08)

Weighted shares outstanding:
Basic	10,180,000	10,169,000	10,180,000	10,169,000
Diluted	10,180,000	10,169,000	10,180,000	10,169,000

CHAD THERAPEUTICS, INC.
CONDENSED BALANCE SHEETS
(Unaudited)

	December 31,
	2007	2006
Assets
Current assets:
Cash	$261,000	$1,070,000
Accounts receivable, net	1,470,000	2,239,000
Income taxes refundable	2,000	300,000
Inventories, net	6,140,000	6,768,000
Prepaid expenses and other assets	319,000	292,000
Deferred income taxes	—	640,000

Total current assets	8,192,000	11,309,000

Property, plant and equipment, net	611,000	751,000
Intangible assets, net	1,071,000	1,094,000
Deferred income taxes	—	796,000
Other assets	262,000	46,000

Total Assets	$10,136,000	$13,996,000

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,507,000	$1,132,000
Accrued expenses	1,090,000	1,260,000
Revolving line of credit	1,168,000	—
Current portion of long-term debt	292,000	—

Total current liabilities	4,057,000	2,392,000

Long-term debt	390,000	—

Total liabilities	4,447,000	2,392,000

Shareholders’ equity:
Common shares, .01 par value, authorized; 40,000,000 shares, 10,180,000 and 10,168,000 issued and outstanding	13,632,000	13,480,000
Accumulated deficit	(7,943,000)	(1,876,000)

Net shareholders’ equity	5,689,000	11,604,000

Total Liabilities and Shareholders’ Equity	$10,136,000	$13,996,000